UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*




                               M.G. PRODUCTS, INC.
                       ---------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                   -----------------------------------------
                         (Title of Class of Securities)

                                    55301K05
                               -----------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 1996
                     -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 16 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13D

CUSIP No. 55301K05                                            Page 2 of 16 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QUANTUM INDUSTRIAL PARTNERS LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
 Number of                          615,385
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           615,385
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    615,385

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain
        Shares*                                    [_]

13      Percent of Class Represented By Amount in Row (11)

                                    4.33%

14      Type of Reporting Person*

               IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 55301K05                                            Page 3 of 16 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT INVESTOR, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          615,385
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           615,385
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    615,385

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain
        Shares*                                    [_]

13      Percent of Class Represented By Amount in Row (11)

                                    4.33%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 55301K05                                            Page 4 of 16 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT, INC.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          615,385
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           615,385
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    615,385

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain
        Shares*                                    [_]

13      Percent of Class Represented By Amount in Row (11)

                             4.33%

14      Type of Reporting Person*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 55301K05                                            Page 5 of 16 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               GEORGE SOROS (in his capacity as sole shareholder of QIH Management, Inc.)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          615,385
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           615,385
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    615,385

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain
        Shares*                                    [_]

13      Percent of Class Represented By Amount in Row (11)

                             4.33%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 16 Pages


               This Amendment No. 2 to Schedule 13D relates to the shares of common stock, no par value (the "Shares"), of M.G. Products, Inc. (the "Issuer") and amends the initial statement on Schedule 13D dated November 5, 1993 and Amendment No. 1 thereto dated April 15, 1994. This Amendment No. 2 is being voluntarily filed to report that, solely as a result of an increase in the number of outstanding Shares, the Reporting Persons (as defined herein) may no longer be deemed the beneficial owners of more than 5% of the outstanding Shares. This Amendment No. 2 amends and restates all previous filings by the Reporting Persons on Schedule 13D relating to the Shares as it is the first
Schedule 13D filed electronically via EDGAR.

Item 1.        Security and Issuer.

               This Amendment No. 2 to Schedule 13D relates to Shares of the Issuer. The address of the principal executive offices of the Issuer is 8514 Bracken Creek, San Antonio, Texas 78266-2143.

Item 2.        Identity and Background.

               This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

        (i)    Quantum Industrial Partners LDC ("QIP");

        (ii)   QIH Management Investor, L.P. ("QIHMI");

        (iii)  QIH Management, Inc. ("QIH Management"); and

        (iv) George Soros, in his capacity as sole shareholder of QIH Management ("Mr. Soros").

               QIP is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of QIP is investment in securities. Current information concerning the identity and background of the directors and officers of QIP is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

               QIHMI, an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and (pursuant to constituent documents of QIP) is vested with investment discretion with respect to the portfolio assets held for the account of, QIP. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP. QIH Management, a Delaware corporation of which Mr. Soros is the sole shareholder, is the sole general partner of QIHMI. The principal business of QIH Management is to serve as the sole general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. QIHMI, by reason of its investment discretion over the securities owned by QIP, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial owner of securities (including the Shares) held for the account of QIP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

                                                              Page 7 of 16 Pages


               Mr. Soros, a United States citizen, is the sole shareholder and person ultimately in control of QIH Management. The principal occupation of Mr. Soros is the direction of the activities of Soros Fund Management ("SFM"), a private investment firm, a function which is carried out in his capacity as sole proprietor at its offices located at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex B hereto, which is incorporated by reference in response to this Item 2. Pursuant to regulations promulgated under Section 13(d) of the Act, Mr. Soros (as the sole shareholder and the person ultimately in control of QIH Management, the sole general partner of QIHMI) may be deemed a beneficial owner of securities (including Shares) held for the account of QIP.

               During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               The Shares were transferred by Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), to QIP for an aggregate price equal to approximately $5,230,773 in exchange for shares of QIP, which were issued as part of the "Quantum Industrial Distribution" described in
Item 6 hereof, which is incorporated by reference to this Item 3.

               The securities held for the account of QIP may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               QIP acquired all of the Shares from Quantum Partners as part of the Quantum Industrial Distribution described in Item 6 hereof, which is incorporated by reference to this Item 4. None of the Reporting Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

                                                              Page 8 of 16 Pages


Item 5.        Interest in Securities of the Issuer.

         (a) The aggregate number of Shares of which each of the Reporting Persons may be deemed the beneficial owner is 615,385 (approximately 4.33% of the total number of Shares outstanding). The 615,385 Shares are held for the account of QIP.

         (b) QIP has the sole power to direct the voting and disposition of the securities that are held for its account, including the Shares. Each of QIHMI, QIH Management and Mr. Soros also may be deemed to have sole power to direct the voting and disposition of the securities held for the account of QIP, including the Shares.

         (c) There have been no transactions with respect to the Shares since August 26, 1996, 60 days prior to the date hereof, by the Reporting Persons.

         (d) The shareholders of the QIP have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by the QIP (including the Shares) in accordance with their share ownership interests in QIP.

         (e) The Reporting Persons recently became aware that they may no longer be deemed the beneficial owners of more than 5% of the outstanding Shares due to an increase in the number of outstanding Shares.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               On April 6, 1994, Quantum Fund N.V., the principal shareholder of the Quantum Partners, and three other investment funds managed by SFM
(collectively, the "Quantum Group of Funds"), paid distributions to their respective shareholders (the "Quantum Industrial Distribution"). Such shareholders were given the option of receiving their distributions either in cash, in shares of Quantum Industrial Holdings Ltd. ("QIH"), a British Virgin Islands international business company which holds a majority of the outstanding shares of QIP, or in shares of another new fund. In connection with the Quantum Industrial Distribution, Quantum Partners transferred to QIP various portfolio positions, including the Shares, identified by SFM as being suitable for the investment program to be conducted by QIP, in exchange for shares of QIP. Such shares of QIP were simultaneously exchanged by Quantum Partners for shares of QIH, and such shares of QIH were among those distributed by the Quantum Group of Funds to those of its shareholders who had elected to receive such shares in lieu of cash distribution.

               From time to time, QIP may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, QIP may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described above, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                              Page 9 of 16 Pages



Item 7.        Material to be Filed as Exhibits.

               (a) Power of Attorney, dated April 16, 1996, granted by Mr. Soros in favor of Mr. Sean C. Warren.

               (b) Joint Filing Agreement, dated as of April 15, 1994, by and among QIP, QIHMI, QIH Management and Mr. Soros.

               (c) Power of Attorney, dated May 23, 1996, granted by QIP in favor of Mr. Soros, Mr. Gary Gladstein and Mr. Sean C. Warren.

                                                             Page 10 of 16 Pages



                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 25, 1996                     QUANTUM INDUSTRIAL PARTNERS LDC



                                            By: /S/ SEAN C. WARREN
                                                -------------------------------
                                                Sean C. Warren
                                                Attorney in Fact


Date:  October 25, 1996                     QIH MANAGEMENT INVESTOR, L.P.

                                            By: QIH Management, Inc.
                                                Its Sole General Partner



                                            By: /S/ SEAN C. WARREN
                                                -------------------------------
                                                Sean C. Warren
                                                Vice President


Date:  October 25, 1996                     QIH MANAGEMENT, INC.



                                            By: /S/ SEAN C. WARREN
                                                -------------------------------
                                                Sean C. Warren
                                                Vice President


                                            GEORGE SOROS



                                            By: /S/ SEAN C. WARREN
                                                -------------------------------
                                                Sean C. Warren
                                                Attorney in Fact

                                                             Page 11 of 16 Pages


                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship         Principal Occupation       Business Address
----------------------         --------------------       ----------------

Curacao Corporation           Managing Director of        Kaya Flamboyan 9
Company N.V.                  Netherlands Antilles        Willemstad Curacao,
  Managing Director           corporations                Netherlands Antilles
  (Netherlands Antilles)


Inter Caribbean Services      Administrative services     Citco Building
Limited                                                   Wickhams Cay
  Secretary                                               Road Town
  (British Virgin Islands)                                Tortola
                                                          British Virgin Islands

                                                             Page 12 of 16 Pages


                                     ANNEX B


               The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                                    Scott K. H. Bessent
                                    Walter Burlock
                                    Stanley Druckenmiller
                                    Jeffrey L. Feinberg
                                    Arminio Fraga
                                    Gary Gladstein
                                    Robert K. Jermain
                                    David N. Kowitz
                                    Elizabeth Larson
                                    Alexander C. McAree
                                    Paul McNulty
                                    Gabriel S. Nechamkin
                                    Steven Okin
                                    Dale Precoda
                                    Lief D. Rosenblatt
                                    Mark D. Sonnino
                                    Filiberto H. Verticelli
                                    Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                             Page 13 of 16 Pages



                                INDEX OF EXHIBITS


A Power of Attorney, dated April 16, 1996, granted by Mr. George Soros in favor of Mr. Sean C. Warren.

B Joint Filing Agreement, dated as of April 15, 1994, by and among Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc. and Mr. George Soros.

C Power of Attorney, dated May 23, 1996, granted by Quantum Industrial Partners LDC in favor of Mr. George Soros, Mr. Gary Gladstein and Mr. Sean C. Warren.